                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Final Amendment)


                         UNITED FIRE & CASUALTY COMPANY
                         ------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $3.33 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                    910331107
                                    ---------
                                 (CUSIP Number)

                                 Roger M. Singer
                    General Counsel and Senior Vice President
                OneBeacon Corporation (formerly CGU Corporation)
                                One Beacon Street
                              Boston, MA 02108-3100
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                OCTOBER 11, 2001
                        ---------------------------------
             (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

       Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

       NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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                               CUSIP NO. 910331107

--------------------------------------------------------------------------------
(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                OneBeacon Corporation ("OneBeacon") 51-0109776
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member       (a) |_|
     of a Group (See Instructions)
                                                 (b) |_|
--------------------------------------------------------------------------------
(3)  (SEC Use Only)

--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)

     WC
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization                   Delaware
--------------------------------------------------------------------------------
     Number of Shares            (7)  Sole Voting Power
     Beneficially Owned               0
                                 -----------------------------------------------
     by Each Reporting           (8)  Shared Voting Power
     Person With                      0
                                 -----------------------------------------------
                                 (9)  Sole Dispositive Power
                                      0
                                 -----------------------------------------------
                                 (10) Shared Dispositive Power
                                      0
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     none
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

     HC, CO
--------------------------------------------------------------------------------

                                        2

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                               CUSIP NO. 910331107

--------------------------------------------------------------------------------
(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

     CGU Insurance Company 23-1502700
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member       (a) |_|
     of a Group (See Instructions)
                                                 (b) |_|
--------------------------------------------------------------------------------
(3)  (SEC Use Only)

--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)

     WC
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization                   Pennsylvania
--------------------------------------------------------------------------------
     Number of Shares            (7)  Sole Voting Power
     Beneficially Owned               0
                                 -----------------------------------------------
     by Each Reporting           (8)  Shared Voting Power
     Person With                      0
                                 -----------------------------------------------
                                 (9)  Sole Dispositive Power
                                      0
                                 -----------------------------------------------
                                 (10) Shared Dispositive Power
                                      0
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     none
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

     IC, CO
--------------------------------------------------------------------------------

                                        3

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       ONLY ITEMS REPORTED IN THIS FINAL AMENDMENT TO SCHEDULE 13D ARE AMENDED
FROM THE FILING ON SCHEDULE 13D DATED JANUARY 15, 1988 (THE "ORIGINAL FILING"), AS AMENDED BY AMENDMENT NO. 1 DATED FEBRUARY 10, 1995 AND AMENDMENT NO. 2 DATED MAY 23, 2001 (AS SO AMENDED, THE "SCHEDULE 13D"), FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY ONEBEACON, WITH RESPECT TO THE COMMON STOCK, PAR VALUE $3.33 PER SHARE, OF UNITED FIRE & CASUALTY COMPANY, AN IOWA CORPORATION. ALL OTHER ITEMS REMAIN UNCHANGED. UNLESS OTHERWISE SPECIFIED, ALL DEFINED TERMS USED HEREIN HAVE THE MEANING PREVIOUSLY ASCRIBED TO THEM IN THE SCHEDULE 13D. ALL SHARE NUMBERS AND SHARE PRICES IN THIS FILING REFLECT COMMON STOCK SPLITS THAT HAVE OCCURRED SINCE THE ORIGINAL FILING.

ITEM 4.  PURPOSE OF TRANSACTION.

       On October 11, 2001, OneBeacon, through CGU Insurance Company (soon to be renamed OneBeacon Insurance Company) sold 2,025,680 shares of the common stock of United Fire & Casualty Company to a third party for gross proceeds of $54,693,360.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)    None.

(b)    None.

(c)    None.

(d)    None

(e)    Not Applicable

                                        4

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                                   SIGNATURES

       After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: October 19, 2001

                                         ONEBEACON CORPORATION


                                         BY: /s/ ROGER M. SINGER
                                            ------------------------------------
                                            Name:  Roger M. Singer
                                            Title: General Counsel and
                                                   Senior Vice President


                                         CGU INSURANCE COMPANY


                                         BY: /s/ ROGER M. SINGER
                                            ------------------------------------
                                            Name:  Roger M. Singer
                                            Title: General Counsel and
                                                   Senior Vice President




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